As filed with the Securities and Exchange Commission on March 17, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

__________________________

Franklin BSP Capital Corporation
(Name of Subject Company (Issuer))

Franklin BSP Capital Corporation
Name of Filing Person (Offeror and Issuer)

__________________________

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

35250V104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Byrne
Chief Executive Officer
Franklin BSP Capital Corporation
One Madison Avenue, Suite 1600
New York, NY 10010
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
Telephone: (202) 636-5502

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on March 5, 2026 (the “Statement”) by Franklin BSP Capital Corporation (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 2,500,000 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”), at a price equal to the net asset value per Share as of December 31, 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Statement.

This Amendment is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit to state that the Company’s net asset value per Share as of December 31, 2025 is $13.58:

(a)(1)(v) Updated Letter to Stockholders, dated March 17, 2026

Except as specifically provided herein, the information contained in the Statement, as amended, and the exhibits filed hereto remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the exhibits filed hereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2026

FRANKLIN BSP CAPITAL CORPORATION
By:	/s/ Nina K. Baryski
	Name:	Nina K. Baryski
	Title:	Chief Financial Officer and Treasurer

Exhibit Index

EXHIBIT
(a)(1)(i)	Offer to Purchase, dated March 5, 2026.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Withdrawal.*
(a)(1)(iv)	Letter to Stockholders, dated March 5, 2026.*
(a)(1)(v)	Updated Letter to Stockholders, dated March 17, 2026
107	Filing Fee Table*

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*        Previously filed with the Statement on March 5, 2026.

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